Hogan Lovells 11th Floor, One Pacific Place 88 Queensway Hong Kong

T +852 2219 0888 F +852 2219 0222 DX No 225017 Wanchai 1 www.hoganlovells.com

April 19, 2024

Stephanie Tang Partner stephanie.tang@hoganlovells.com D +852 2840 5026

VIA EDGAR

Mr. Daniel Duchovny

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TDCX Inc.

Schedule 13E-3

Filed on March 8, 2024

Filed by TDCX Inc., Laurent Junique, Transformative Investments Pte Ltd,

LLJ Limited and Helium

File No. 005-92939

Dear Mr. Duchovny:

TDCX Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 1, 2024, with respect to the above-referenced Schedule 13E-3, File No. 005-92939 (the “Schedule 13E-3”) filed on March 8, 2024 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold, followed in each case by the responses of the filing persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in the amended transaction statement on Schedule 13E-3 (the “Revised Transaction Statement”) or the Amendment No.1 to the Schedule 13E-3, as the case may be, both of which have been filed concurrently with this letter. All capitalized terms not otherwise defined herein are defined in the Revised Transaction Statement.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Berlin Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Riyadh Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Shanghai FTZ. Business Services Centers: Johannesburg Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Partners

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

J E M Leitch

B A Phillips

T Liu

J Cheng

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

Z Dong

Foreign Legal Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

*Notary Public

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Laurent Junique, Transformative Investments Pte Ltd, LLJ Limited and Helium, and such other persons involved in the merger as set forth in the Revised Transaction Statement, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Schedule 13E-3 filed by TDCX Inc. et al.

Summary, page 3

1.

The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Item 1001 of Regulation M-A requires a summary term sheet to briefly describe in bullet point format the most material terms of the proposed transaction. Please revise this section and the Questions and Answers section to comply with Item 1001 of Regulation M-A and relocate other relevant information such it appears after “Special Factors” section.

In response to the Staff’s comment, the transaction statement has been revised. Please refer to the updated disclosure on the Table of Contents of the Revised Transaction Statement.

2.	Your definition of Unaffiliated Security Holders appears to include within it affiliates: for example, your officers and directors. Please revise.

In response to the Staff’s comment, the transaction statement has been revised. Please refer to the updated disclosure on page 4 of the Revised Transaction Statement.

3.	To the extent the disclosure relating to Houlihan Lokey remains in the summary term sheet, please revise to disclose the opinion provided.

In response to the Staff’s comment, the transaction statement has been revised. Please refer to the updated disclosure on pages 25 and 47 of the Revised Transaction Statement.

Special Factors — Background of the Merger, page 31

4.	We note your use of the word “etc.” at the end of page 33 and elsewhere. Please revise to replace it with relevant disclosure.

In response to the Staff’s comment, the transaction statement has been revised. Please refer to the updated disclosure on pages 33 and 35 of the Revised Transaction Statement.

Special Factors — Reasons for the Merger, page 38

5.

Please address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated security holders given that the Houlihan Lokey fairness opinion addressed fairness with respect to security holders of Shares, ADSs or Warrants other than certain specified holders, rather than all security holders unaffiliated with the company.

In response to the Staff’s comment, the transaction statement has been revised. Please refer to the updated disclosure on page 39 of the Revised Transaction Statement.

6.

We note, on page 39, that Mr. Goh did not participate in or vote on any matters discussed during the Board meeting on March 1, 2024. With a view toward revised disclosure, please tell us (i) what interests Mr. Goh has with respect to the transaction, and (ii) whether Mr. Goh participated in other board meetings leading to the execution of the merger agreement.

We respectfully submit that Mr. Goh assisted the Founder during the course of the Merger negotiations. Out of an abundance of caution, he recused himself from the Board meeting on March 1, 2024. Mr. Goh received no additional compensation for his assistance and does not have any financial or other interests in the transaction other than those described on page 60 of the Transaction Statement, which apply to all of the directors and officers of the Company.

In addition, we respectfully submit that the Special Committee composed solely of independent directors negotiated the terms of the Merger on behalf of the Company. The matters relating to the entire Board (including the Founder and Mr. Goh) are described in the section titled “Special Factors – Background of the Merger.”

In response to the Staff’s comment, the transaction statement has been revised. Please refer to the updated disclosure on pages 31 and 60 of the Revised Transaction Statement.

Opinion of the Special Committee’s Financial Advisor, page 47

7.	Please revise to disclose the enterprise value and transaction value for each comparable company and transaction in the Selected Companies and Selected Transactions analyses, respectively.

In response to the Staff’s comment, the transaction statement has been revised. Please refer to the updated disclosure on pages 51 and 52 of the Revised Transaction Statement.

Security Ownership of Certain Beneficial Owners, page 71

8.

Please revise the asterisks included in the table on page 71 with the number of shares owned by each person. Additionally, disclose here or in an appropriate location in the statement information relating to the proceeds each director and each officer in the company will receive as a result of the merger.

In response to the Staff’s comment, the transaction statement has been revised. Please refer to the updated disclosure on pages 60 and 71 of the Revised Transaction Statement.

*   *   *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (852) 2840 5026 or by email at stephanie.tang@hoganlovells.com.

Yours sincerely,

/s/ Stephanie Tang
Stephanie Tang

cc:	TAN Yee Peng, Chairlady of the Special Committee of the Board of Directors of TDCX Inc.

Weimin Chen, Managing Director, Houlihan Lokey (China) Limited

Rajeev P. Duggal, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

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